UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1028277

As at October 20, 2009

ANOORAQ RESOURCES CORPORATION
 800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 0-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Iemrahn Hassen
Director and Chief Financial Officer

Date: October 22, 2009

* Print the name and title of the signing officer under his signature

  800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

WAGE AGREEMENT REACHED AT BOKONI PLATINUM MINES

October 20, 2009. Vancouver, BC - Anooraq Resources Corporation ("Anooraq" or the "Company") (TSXV: ARQ; NYSE Amex: ANO; JSE: ARQ) is pleased to announce that a two-year wage agreement has been reached at its Bokoni Platinum Mines (Bokoni), with the National Union of Mineworkers, the National Union of Metalworkers of South Africa and the United Association of South Africa.

Negotiations at Bokoni were undertaken under the auspices of Anglo Platinum as negotiations had begun prior to Anooraq assuming management of this operation on 1 July 2009. The agreement provides for wage increases of:

—      between 9 and 10% in the first year (10%: A1 to A3 bands, 9.5%: B4 to B7 bands, 9%: C1 to D1 bands), and

—      between 7.5% and 8% in the second year (8%: A1 to B3 bands, 7.5%: B4 to D1 bands) or alternatively the Consumer Price Index plus 2%, whichever is the greater.

Agreement was also reached on minimum wages, living-out allowances and home ownership allowances.

Anooraq is pleased that the parties were able to reach a realistic wage agreement, without any industrial action.

For further information on Anooraq and its South African properties, please visit our website www.anooraqresources.com or call:

Joel Kesler
Executive: Corporate and Business Development
Office: +27 11 779 6800
Mobile: +27 82 454 5556

Russell and Associates
Charmane Russell / Nicola Taylor
Office: +27 11 880 3924
Mobile: +27 82 372 5816 / +27 82 927 8957

Investor Services
North America
1 800 667 2114

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.
The NYSE Amex Exchange has neither approved nor disapproved the contents of this press release.

Cautionary and Forward Looking Information

This release includes certain statements that may be deemed "forward looking statements". All statements in this release, other than statements of historical facts, that address potential acquisitions, future production, reserve potential, exploration drilling, exploitation activities and events or developments that Anooraq expects are forward looking statements. Anooraq believes that such forward looking statements are based on reasonable assumptions, including assumptions that: the Transaction will complete; Lebowa will continue to achieve production levels similar to previous years; Anooraq will be able to complete its financing strategy on relatively favourable terms; and the Ga-Phasha and Platreef Project exploration results will continue to be positive. Forward looking statements however, are not guarantees of future performance and actual results or developments may differ materially from those in forward looking statements. Factors that could cause actual results to differ materially from those in forward looking statements include market prices, exploitation and exploration successes, changes in and the effect of government policies with respect to mining and natural resource exploration and exploitation and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward looking statements. For further information on Anooraq, investors should review the Company`s annual information form filed on www.sedar.com or its form 20-F with the United States Securities and Exchange Commission and its other home jurisdiction filings that are available at www.sedar.com.